Exhibit 99.6

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
FINANCIAL STATEMENTS

Six month period ended June 30, 2015
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Financial Statements
June 30, 2015
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended June 30, 2015.

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	Notes	June 30, 2015	December 31, 2014
		$	$
ASSETS
CURRENT
Cash and cash equivalents		631	1,513
Goods and Services Tax/Harmonized Sales Tax Receivable		1,043	1,312
		1,674	2,825
INTANGIBLE ASSETS	3	64,279	64,490
		65,953	67,315

LIABILITIES
CURRENT
Trade payable and accrued liabilities		267,139	267,474
Convertible note	4	47,562	26,642
Derivative component of convertible note	4	30,300	36,188
Due to related parties	5	725,326	612,772
		1,070,327	943,076

SHAREHOLDERS' DEFICIENCY
Share capital	6	2,800,010	2,760,010
Share subscriptions received		3,600	30,000
Warrant and option reserve	6	279,505	289,766
Deficit accumulated during the development stage		(4,087,489)	(3,955,537)
		(1,004,374)	(875,761)
		65,953	67,315
Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 9)

On behalf of the Board:

“Derick Sinclair”	Director	“Brian Gusko”	Director
Derick Sinclair		Brain Gusko

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

		Three Months	Three Months	Six months	Six months
		ended	ended	ended	ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Expenses
Advertising and promotion		$-	3,719	$22,328	15,165
Amortization of intangable assets		1,514	1,725	2,993	2,682
Amortization of PP&E		-	203	-	608
Bank charges & interest		846	1,291	1,780	3,284
Donation		-	-	-	500
Financial instrument loss/(recovery)	4	(6,900)	-	(5,900)	-
Insurance		1,329	6,997	2,326	13,994
Interest on convertable note	4	9,022	-	19,424	-
Investor relations		-	11,250	-	11,250
Office and miscellaneous		148	609	498	2,885
Professional fees		31,917	48,213	51,930	75,272
Rent and occupancy costs		472	3,600	1,822	7,200
Share based payments		-	25,868	11,998	97,808
Telephone and utilities		-	550	694	719
Transfer agent		2,145	2,294	4,336	4,832
Travel		10	3,273	179	7,844
Wages and benefits		40,000	40,000	80,000	80,000
		80,503	149,592	194,408	324,043
Interest expense
Interwest loan interest		1,496	-	1,496	-
		1,496	-	1,496	-
Other Expenses (Income)
Exchange loss/(gain)		18,307	-	18,307	(226)
Gain on derivative liability (Note 6)		-	-	-	-
Loss on retirement of assets		-	-	-	-
Write-off of license (Note 4)		-	-	-	-

Net Loss and Comprehensive Loss		$(100,306)	(149,592)	$(214,211)	(323,817)

Loss per share Basic and Diluted		$(0.003)	(0.004)	$(0.005)	(0.009)
Weighted average shares outstanding		40,108,693	37,456,825	40,108,693	37,456,825

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	common		Subscriptions	Warrant and
	shares	Share capital	received	option reserve	Deficit	Total
		$	$	$	$	$

Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Share based payments	-	-	-	97,808	-	97,808
Loss for the period	-	-	-	-	(323,817)	(323,817)
Balance at June 30, 2014	37,456,825	2,699,210	-	221,512	(3,586,875)	(666,153)

Balance at December 31, 2014	38,976,825	2,760,010	30,000	289,766	(3,955,537)	(875,761)
Shares exchanged for debt @ $0.05	1,180,000	23,600	-	35,400	-	59,000
Common shares issued for cash @ $0.05	820,000	16,400	(30,000)	24,600	-	11,000
Share subscriptions received	-	-	3,600	-	-	3,600
Share based payments options granted	-	-	-	11,998	-	11,998
Options and warrants expired unexercised	-	-	-	(82,259)	82,259	-
Loss for the period	-	-	-	-	(214,211)	(214,211)

Balance at June 30, 2015	40,976,825	2,800,010	3,600	279,505	(4,087,489)	(1,004,374)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Six months	Six months
	ended	ended
	June 30, 2015	June 30, 2014
	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(214,211)	(323,817)
Adjustments for items not affecting cash
Amortization of property and equipment	-	405
Amortization of intangible assets	2,993	957
Financial instrument loss/(recovery)	(5,900)	-
Accrued interest on convertable note	20,932	-
Share based payments	11,998	71,940
Changes in non-cash working capital balances
Goods and Services Tax/Harmonized Sales Tax recoverable	269	(758)
Prepaid expenses	-	(5,705)
Trade payable and accrued liabilities	(335)	(31,563)
	(184,254)	(288,541)
Cash flows used in investing activities
Additions to intangible assets	(2,782)	(623)
	(2,782)	(623)
Cash flows from/(used in) financing activities
Issue of common shares for cash, net of subscriptions received in advance	14,600	-
Promissory note	-	(30,900)
Due to related parties	171,554	-
	186,154	(30,900)

Change in cash and cash equivalents	(882)	(320,064)
Cash and cash equivalents, beginning of period	1,513	180,692
Cash and cash equivalents, end of period	631	(139,372)

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s interim financial statements as at June 30, 2015 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company had a net loss of $214,211 for the six months ended June 30, 2015 (June 30, 2014 – $323,817) and had a working capital deficiency of $1,068,653 at June 30, 2015 (December 31, 2014 – $940,251).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These condensed interim financial statements have been prepared in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim financial statements follow the same accounting policies and methods of applications our most recent annual financial statements. Accordingly, the condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of Presentation

These condensed interim financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar.

(c)	Use of Estimates

The preparation of condensed interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenditures during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

3.	INTANGIBLE ASSETS - PATENTS

Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent.

Cost
December 31, 2013	$77,884
Additions	10,195
December 31, 2014	$88,079
Additions	2,782
June 30, 2015	$90,861
Amortization
December 31, 2013	$17,971
Amortization for the period	$5,618
December 31, 2014	$23,589
Amortization for the period	$2,993
June 30, 2015	$26,582
Carrying amounts
December 31, 2014	$64,490
June 30, 2015	$64,279

4.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188. The initial fair value of the derivative liability component is amortized over the remaining life of the convertible note. The debt components at June 30, 2015 and December 31, 2014 were valued as follows:

	30-Jun-15	31-Dec-14
Loan proceeds	$50,000	$50,000
Derivative component	(36,188)	(36,188)
Accretion	28,950	11,005
Accrued interest	4,800	1,825
	$47,562	$26,642

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

The fair value of the derivative liability component of the loan of $30,300 (December 31, 2014 -$36,188) was calculated at June 30, 2015 using the Black-Scholes Pricing Model using the following assumptions:

Dividend yield	0.00%
Expected volatility	282.36%
Risk free interest rate	1.14%
Expected life in years	0.20

On September 24, 2012 the Company issued a convertible note (the “Note”) with a face value of $30,000, issued 200,000 warrants (“Bonus Warrants”) and received $30,000 in cash. The Bonus Warrants expired in 2 years and had an exercise price of $0.22. The Note had a term of one year and was repayable by the Company at any time. The note was repaid in October 2014. The holder of the Note could convert the whole Note or any portion into units at any time. Each unit would consist of 1 common share (the “Share Option”) and 1 warrant (the “Warrant Option”), with each Warrant Option exercisable to acquire an additional common share for a period of 2 years from the date the Warrant Option was issued The conversion option expired upon repayment of the Note. The Note accrued interest at the rate of 1% per month, payable in quarterly installments. The fair value of the Bonus Warrants, Share Options and Warrant options of $43,070 were determined using the Black-Scholes Pricing Model and the Geske Pricing Model.

5.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand, except for $12,500 due to Doug Unwin, the Company’s CEO and director, which is due on February 6, 2016.

	30-Jun-15	31-Dec-14
Amounts owing to Derick Sinclair CFO of the Company for loans and consulting, accounting fees and interest on ISA.	$138,724	$124,724
Amounts owing to Greg Beniston a director of the Company for legal fees	20,908	19,928
Amounts owing to a director Wendi Rodriqueza of the Company for a loan.	6,000	-
Amounts owing to Doug Wallis a director of the Company for interest on ISA	8,964	2,964
Amount owing to Doug Unwin the CEO and director of the Company for loans, salary, expenses and interest on ISA.	550,730	465,156
	$725,326	$612,772

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related parties were for services provided to the company were:

	Quarter ended	Year ended
	30-Jun-15	31-Dec-14
Salary paid or accrued for Doug Unwin CEO	$40,000	$160,000
Consulting fees paid or accrued to Derick Sinclair CFO	9,000	36,000
Accounting fees paid or accrued to a company controlled by Derick Sinclair CFO	1,500	6,000
Legal fees for services from Greg Beniston a consultant and director of the Company	933	3,121
Share-based payments for options issued to Officers and Directors	-	67,835

Total key management personnel compensation	$51,433	$272,956

During the six months ended June 30, 2015 the Company issued 1,180,000 units to officers and directors of the Company for debts owed, of which 780,000 units valued at $39,000 to Doug Unwin the Company’s CEO and 400,000 units valued at $20,000 to Derick Sinclair the Company’s CFO. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

On February 6, 2015 the Company issued a Promissory Note for $12,500 to Doug Unwin the Company’s CEO as partial payment for the operating expenses paid by Mr. Unwin. The note is interest free, unsecured and matures on February 6, 2016.

During the six months ended June 30, 2015, 150,000 (2014, 525,000) options, vested on grant, to purchase common shares of the Company for 5 years with an exercise price of $0.10 were issued to directors and or officers of the Company.

6.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
40,976,825	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value\

On May 20, 2015 the Company received $3,600 for the exercise of 120,000 warrants to purchase a common share at $0.03. At June 30, 2015 the shares had not been issued.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 2,000,000 units at $0.05 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 1,520,000 units at $0.05 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balance owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.01 based on the residual value method. As such, a total of $15,200 was allocated to Warrant reserves.

Stock options and share based payments:

As at June 30, 2015, and December 31, 2014 the following stock options were outstanding and exercisable:

Expiry Date	Exercise
	Price $	30-Jun-15	31 Dec 14
05-Mar-15	0.27	-	375,000
11-Jun-15	0.06	-	500,000
30-Oct-15	0.10	-	200,000
10-Jan-17	0.10	-	400,000
03-Jul-17	0.10	475,000	475,000
21-Dec-17	0.10	450,000	450,000
04-Apr-18	0.10	350,000	350,000
16-Sep-18	0.10	100,000	100,000
28-Oct-17	0.10	100,000	100,000
07-Mar-19	0.10	525,000	525,000
28-Oct-19	0.10	200,000	200,000
02-Feb-18	0.25	250,000	-
02-Feb-20	0.10	150,000	-
Balance	0.11	2,600,000	3,675,000

On January 10, 2015, 90 days after their consulting agreement was terminated, 400,000 options issued to consultants with an original expiry date of January 10, 2017 were cancelled.

On February 28, 2015, 90 days after their consulting agreement was terminated, 200,000 options issued to consultants with an original expiry date of October 30, 2015 were cancelled.

On February 2, 2015, the Company issued 400,000 options to purchase common shares of the company: 150,000, 5 years options with an exercise price of $0.10 were issued to Wendi Rodrigueza a director of the Company, and 250,000, 3 years options with an exercise price of $0.25 were issued to a consultant.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

The options outstanding and exercisable at June 30, 2015, have a weighted average remaining contractual life of 3 years (December 31, 2014 – 3.1 years). During six months ended June 30, 2015, 400,000 options were issued (year ended December 31, 2014 – 1,925,000). Stock option activity was as follows:

	June 30, 2015		December 31, 2014
	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	3,675,000	$0.11	1,900,000	$0.15
Expired/Cancelled	(1,475,000)	0.13	(150,000)	0.27
Issued	400,000	0.19	1,925,000	0.09
Balance at year end	2,600,000	$0.11	3,675,000	$0.11

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2015 and 2014. The Company issued 400,000 options during the six months ended June 30, 2015: 250,000 3 year options with a strike price of $0.25 and 150,000 5 year options to a director Wendi Rodrigueza with a strike price of $0.10. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	June 30, 2015	December 31, 2014
Expected volatility	299% - 308%	299% - 308%
Risk free interest rate	0.78% - 1.63%	0.78% - 1.63%
Expected life in years	5	1 - 5
Grant date fair value per option	$0.05 - $0.08	$0.05 - $0.08
Forfeiture rate	4%	4%

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Warrants:

As at June 30, 2015, and December 31, 2014, the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	30 Jun 15	31 Dec 14
12-Feb-15	$0.22	-	1,000,000
01-May-15	$0.22	-	1,300,000
03-Oct-15	$0.15	1,520,000	1,520,000
28-Feb-16	$0.10	700,000	700,000
01-Oct-16	$0.10	2,160,000	2,160,000
08-Oct-16	$0.10	90,000	90,000
18-Oct-16	$0.10	1,980,000	1,980,000
18-Oct-16	$0.10	40,000	40,000
05-Nov-16	$0.10	6,730,000	6,730,000
05-Nov-16	$0.10	50,000	50,000
20-Mar-16	$0.15	2,000,000	-
		15,270,000	15,570,000

The warrants outstanding and exercisable at June 30, 2015, have a weighted average remaining contractual life of 1 year (2014 – 1.5 years). Warrant activity was as follows:

	to June 30, 20015		2014
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $
Opening balance	15,570,000	$0.12	18,219,836	$0.14
Expired	(2,300,000)	0.22	(4,869,836)	0.18
Issued	2,000,000	0.15	2,220,000	0.13
Closing balance	15,270,000	$0.11	15,570,000	$0.12

7.	CONTINGENT LIABILITY

On May 12, 2015 the Company signed a binding letter of intent (LOI) with Pilotage South Corp. of Wyoming (Pilotage) to sell the Company’s technology assets for the development of therapies for fibrosis (PTL-202) and erectile dysfunction (ED) (PTL-2015). In return for the assets Pilotage or its assignee will issue to the Company a note for 15,000,000 common shares of Pilotage or its assignee. In addition on the sale of the Company’s therapeutic assets to a third party, the Company will receive 6% of the value of that transaction. Between the closing of the asset sale to Pilotage and the issuance of the 15,000,000 common shares, Pilotage will pay to the Company an annual maintenance fee of $50,000. Pilotage or assignee will also assume up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

The note has a 5 year term. If the shares are not issued to the Company within 3 years then the Company may trigger the exchange of the shares for the note. If at the end of the term the shares have not been issued then Pilotage must return the assets to the Company.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

In the event that the Company’s shareholders do not approve this transaction at a special general meeting then Pilotage will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

8.	FINANCIAL INSTRUMENTS AND RISK

As at June 30, 2015, the Company’s financial instruments consist of cash and cash equivalents, trade payables, due to related parties, a convertible note and a derivative liability.

The carrying value of cash and cash equivalents, trade payables, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $50,000 while the derivative liability is carried at fair value determined using level 3 measurement techniques (see below).

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $49,457 are current trade payables, $50,000 is due on September 11, 2015 (Note 4), $12,500 is due on February 6, 2016 (Note 5) and $909,763 is due on demand. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At June 30, 2015, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents are measured using level 1 fair value inputs. The derivative component of the convertible note is measured using level 3 fair value inputs.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

9.	SUPPLEMENTIAL CASH FLOW INFORMATION

During the six months ended June 30, 2015, the Company had the following non-cash transactions:

  The issuance of 1,180,000 units to retire $59,000 in debt to related parties (Note 5 and 6).

  Recognition of an decrease to the derivative liability of $6,900 (Note 4).

The Company did not have any non-cash transactions during six months ended June 30, 2015.

10.	SUBSEQUENT EVENTS

On July 24, 2015 the Company announced that it had signed a definitive agreement with Forge Therapeutics Inc.

Further to the Company’s announcement of May 18, 2015 it has signed a definitive agreement (“Agreement”) with Forge Therapeutics Inc. of Wyoming (“Forge”) to sell the Company’s technology assets in the area of the development of therapies for fibrosis and ED. Only assets related to the fibrosis and ED drug development programs are being sold. Subject to the terms of the Agreement, in return for the assets Forge is to issue to the Company 15,000,000 common shares of Forge, and; in the event of a sale to a third party of the assets purchased by Forge under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. Subject to certain conditions, between the closing of the asset sale to Forge and the issuance of the 15,000,000 common shares, Forge will pay to the Company an annual maintenance fee of $50,000. Forge will also assume or otherwise cause to be extinguished up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company.

In the event that the Company’s shareholders do not approve this transaction at a special general meeting to be held August 25, 2015, then Forge will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

This transaction is consistent with the Company’s strategy of adding value to drugs by conducting further research and other development activities and then out licensing the therapeutics candidate to a partner for further development and commercialization.